Filed Pursuant to Rule 253(g)(2)
File No. 024-11162

FUNDRISE GROWTH EREIT VII, LLC

SUPPLEMENT NO. 13 DATED JUNE 23, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT VII, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisitions

Ambling Grove Controlled Subsidiary - Decatur, GA

On June 17, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “Ambling Grove Controlled Subsidiary”) for an initial purchase price of approximately $136,700, which is the initial stated value of our equity interest in a new investment round in the Ambling Grove Controlled Subsidiary (the “Ambling Grove Growth VII eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Ambling Grove Controlled Subsidiary, for an initial purchase price of approximately $1,230,500 (the “Ambling Grove Interval Fund Investment” and, together with the Ambling Grove Growth VII eREIT Investment, the “Ambling Grove Investment”). The Ambling Grove Controlled Subsidiary used the proceeds of the Ambling Grove Investment to acquire seven (7) townhomes in the planned Ambling Grove subdivision generally located at Agape Way and Lexington Terrace in Decatur, GA. We anticipate the Ambling Grove Controlled Subsidiary, or one of our affiliates, will purchase up to fifty nine (59) homes in the Ambling Grove subdivision (the “Ambling Grove Property”) from the home builder as construction progresses and certificates of occupancy are secured. The initial Ambling Grove Growth VII eREIT Investment was funded with proceeds from our Offering, and the closing of the initial Ambling Grove Growth VII eREIT Investment and initial tranche of the seven (7) townhomes occurred concurrently.

The Ambling Grove Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Ambling Grove Growth VII eREIT Investment, we have authority to manage the Ambling Grove Controlled Subsidiary, including the Ambling Grove Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Ambling Grove Investment, paid directly by the Ambling Grove Controlled Subsidiary.

The total purchase price for the Ambling Grove Property is anticipated to be approximately $11,534,500, an average of approximately $195,500 per home. The Ambling Grove Property will be operated within a typical for-sale housing community. The home builder expects to deliver approximately eight (8) homes per month, with full delivery of the fifty nine (59) homes by March 2022.

The Ambling Grove Property will have a single unit type and floorplan, a 1,386 square foot, 3 bedroom and 2 bath home. Due to the new construction, it is not anticipated that material hard or soft costs will be incurred in the near term. It is anticipated that professional third party property management will be installed to manage the Ambling Grove Property.

The following table contains underwriting assumptions for the Ambling Grove Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Ambling Grove Property	5.0%	3.7%	2.5%	5.25%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Growth eREIT VII, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.